September 20, 2010

VIA OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Division of Corporation Finance

Re:	ADPT Corporation
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed May 27, 2010
Form 10-K for the Fiscal Year Ended March 31, 2010, as Amended
Filed July 28, 2010
File No. 000-15071

Dear Mr. Gilmore:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 7, 2010 with respect to ADPT Corporation’s (the “Company’s”) Form 10-K for its fiscal year ended March 31, 2010 (the “Form 10-K”) and Form 10-K for its fiscal year ended March 31, 2010, as Amended (the “Form 10-K/A”). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

Form 10-K for the Fiscal Year Ended March 31, 2010

Financial Statements

General

1.	We note that you have classified the DPS business as held and used as of March 31, 2010. Please tell us how you determined that this business should not be classified as held for sale and tell us how you considered the criteria in ASC 360-10-45-9. Also, tell us how you considered ASC 205-20-45-1 when concluding that this business should not be classified as a discontinued operation.

Patrick Gilmore

Securities and Exchange Commission

September 20, 2010

The Company is writing to respectfully inform the Staff that it considered the guidance in ASC 360-10-45-9 and concluded that the assets the Company sold related to the DPS business should not have been classified as assets held for sale in its financial statements at March 31, 2010 as the Company did not meet the required criteria as set forth in paragraphs (a), (d) and (f) of ASC 360-10-45-9 at March 31, 2010, the date such determination was required. Paragraph (a) of ASC 360-10-45-9 states that “management, having the authority to approve the action, commits to a plan to sell the asset;” paragraph (d) of ASC 360-10-45-9 states that “the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11;” and paragraph (f) of ASC 360-10-45-9 states that “actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.”

As disclosed in Note 1 of the Notes to Consolidated Financial Statements in the Company’s Form 10-K, the Company announced that it initiated a process to pursue the potential sale or disposition of certain of its assets or business operations in December 2009. At March 31, 2010, the Company assessed that it was not probable that a future sale of its assets or business operations would occur within one year as the Company continued to seek potential buyers for the sale of its assets or business operations. Additionally, as the Company continued to deliberate regarding the sale of its assets or business operations at March 31, 2010, there was uncertainty as to whether management and the Board of Directors of the Company had authority to approve a plan to sell its asset or business operations without obtaining stockholder approval at March 31, 2010. The Company is also incorporated in the state of Delaware. Pursuant to Section 271(a) of the Delaware General Corporate Law, stockholder approval is required to be obtained prior to the sale of all or substantially all of a Delaware corporation’s property and assets. As a result, if stockholder approval ultimately was determined to be required, there was a reasonable possibility as of March 31, 2010 that such a plan may have been rejected by the Company’s stockholders, which may have resulted in the plan being withdrawn.

As further disclosed as a subsequent event in Note 1 of the Notes to Consolidated Financial Statements in the Company’s Form 10-K, the Company entered into an Asset Purchase Agreement with PMC-Sierra, Inc. for the sale of its business of providing data storage hardware and software solutions and products (the “DPS business”) on May 8, 2010, which was subsequent to the Company’s fiscal year-end at March 31, 2010. The Company also disclosed that it anticipated that the sale of the DPS business would be consummated in June 2010 and that the Company’s results of operations and financial condition may be impacted by the transaction.

The Company also considered the guidance in ASC 205-20-45-1 and concluded that it would not need to report discontinued operations in its financial statements for the fiscal period ended March 31, 2010 and any comparative periods as the presentation of discontinued operations was contingent upon the disposition of a component of an entity or the classification of a component of an entity as assets held for sale at March 31, 2010, which the Company did not meet based on the Company’s conclusion of not satisfying all the requirements under the criteria to be classified as assets held for sale, as discussed above.

Patrick Gilmore

Securities and Exchange Commission

September 20, 2010

Form 10-K for the Fiscal Year Ended March 31, 2010, as Amended

Item 10. Directors, Executive Officers and Corporate Governance

Executive Officers, page 1

2.	Please confirm that in future filings you will provide all of the biographical information required by Item 401(e) of Regulation S-K for each of your directors and executive officers. In this regard, please describe in your response letter Mr. Castor’s principal occupations and employment since June 2004. Please also disclose the dates that Mr. Mutch served as President and Chief Executive Officer of BeyondTrust Software and Managing Partner of MV Advisors LLC.

The Staff’s comment is noted. The Company advises the Staff that Mr. Castor has been a private investor since June 2004 and that Mr. Mutch served as President and Chief Executive Officer of BeyondTrust Software since October 2008 and Managing Partner of MV Advisors LLC since December 2005.

The Company supplementally advises the Staff that all required biographical information for each of its directors and executive officers will be included in future filings requiring such disclosure.

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Patrick Gilmore

Securities and Exchange Commission

September 20, 2010

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

Patrick Gilmore

Securities and Exchange Commission

September 20, 2010

Please feel free to contact the undersigned at (408) 957-7125 should you have any questions or comments.

Sincerely,

/s/ MARY L. DOTZ
Mary L. Dotz
Chief Financial Officer

cc:	John J. Quicke (ADPT Corporation)
Kenneth L. Henderson, Esq. (Bryan Cave LLP)
Andrew S. Rodman, Esq. (Bryan Cave LLP)
Jennifer Fugario (Division of Corporation Finance)
Christine Davis (Division of Corporation Finance)
Matthew Crispino (Division of Corporation Finance)